news release

Sony Ericsson and Zi Corporation Agree on Multi-Million Dollar Expansion to Sony Ericsson’s License Agreement for Predictive Text and Handwriting Recognition Products

Sony Ericsson Intends to Offer Zi User Input and Usability Technology on the Majority of its Phones

CALGARY, ALBERTA-- September 15, 2008 -- Zi Corporation (NASDAQ: ZICA) (TSX: ZIC) (the "Company" or "Zi"), a leading provider of solutions for mobile search, text input and advertising, today announced that Sony Ericsson has agreed to significantly expand its existing licensing relationship with Zi Corporation.  The new arrangement is expected to generate multi-million dollars in revenues for Zi Corporation over the remainder of the contract, representing an approximate increase of 33% in revenues per year from shipments of Zi’s predictive text software under this relationship, when compared to the previous year of this agreement. Also, the new arrangement will result in an approximate increase of over 80% for such revenues in the second half of 2008, when compared to the first half of 2008.

Commenting on the transaction, Milos Djokovic, President and Chief Executive Officer of Zi Corporation, stated, “Sony Ericsson has demonstrated their commitment to offer a broad range of world class handsets that both simplify and enrich the wireless communication experience of their consumers.  Sony Ericsson’s choice of Zi as their primary user input technology partner further validates our technology leadership.  It is a pleasure for us to report on the continuation and the expansion of our relationship with this industry leader.”

Under the terms of the new arrangement, Zi Corporation will continue supplying Sony Ericsson with both predictive text and handwriting recognition technology.

About Zi Corporation: Zi Corporation is a leading provider of discovery and usability solutions for mobile search, input and advertising.  Zi Corporation's suite of award-winning products offer innovative ways for mobile operators to showcase new services and content to their subscribers, while encouraging users to get the most out of their communication devices.  Increased device usage can help mobile operators drive additional revenues and lead to improved customer retention.

Zi products are featured on more than 1000 different handset models and implemented across most technology platforms in the market today.

Zi is a software company committed exclusively to evolving its innovative product family in support of its licensees worldwide.  A publicly traded company, Zi Corporation is currently listed on Nasdaq (ZICA) and the Toronto Stock Exchange (ZIC).  For more information, please visit zicorp.com.

Safe Harbor Statement:

This release may be deemed to contain forward-looking statements under applicable securities laws.  These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation (“Zi”), including Zi’s overall revenue growth opportunities related to mobile handset sales worldwide, the revenue growth opportunity related to its relationship with Sony Ericsson, and the ability of Zi to enter into new licensing agreements related to any of its product offerings.  Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: competition; the growth trends in the input technology industry; new product development and services offerings; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of OEM customers and variations in their customer demand for products and services; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi's ability to manage financial risk; Zi’s ability to successfully perform its license agreements and ability to successfully enter into new license agreements with new and existing customers; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission.  Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change.  Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information.  Such information speaks only as of the date of this release.

Zi™, eZiType™, eZiText™, Decuma™ and Qix™ are trademarks of Zi Corporation and/or its subsidiaries.  All other trademarks are the property of their respective owners.

For more information:
Cameron Associates Inc.	Zi Corporation	Zi Corporation
Al Palombo	Milos Djokovic, CEO	Blair Mullin, CFO
212-554-5488	403-233-8875	403-233-8875
al@cameronassoc.com	milos@zicorp.com	bmullin@zicorp.com